🥇 *TRENDING*: Partnered w/ Top Christian Leaders to Heal GenZ's Anxiety & Depression



invest-lh.com San Jose, CA

Technology   Notable Angel   B2C   Mobile Apps   AI

Highlights



Notable Angel
Raised $25k or more from a notable angel investor

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. 🤩 $5K+ Investor Perk: Founding Member Access (*see below)

2. ⚡ Founder sold last startup for $100M

3. ✨ Founders developed PayPal, Meta, and Zynga products, grossing >$50M/day

4. 🧨 25M+ followers reachable through confirmed partnerships

5. 🇺🇸 $100B spiritual wellness market, $210M US Gen Z SAM. Year 1: $500K ARR

6. 🥳 200%+ higher payer conversion than industry rate (closed beta)

7. ❤️ Founders have real ministry experience. CEO served as campus/student pastor

8. 🤩 Advisors are fractional owners, contributing with distribution channels

Team



Darren Allarde   CEO   SPV Voting Proxy

Co-founder Rocket Games (acq'd for $100M). Founder of Seedling Prayer App. Leader at Echo.Church. Former: Zynga

allarde.com in X



Dereck Quock   CTO

Founder of Seedling Prayer App. Former: Meta, PayPal, Alto Pharmacy

in X

The Right Team, Timing, & Demand



FOUNDER'S PODCAST: "DARREN & HIS VISION"

Lighthouse: A daily guidance AI platform that curates scripture to advise young adults who feel stuck during life's biggest struggles.

🌱 *Why Invest*

- 🚀 *Creator Distribution:* We have 25M+ followers reachable through confirmed partnerships.

- 📈 *Market Tailwinds:* Gen Z weekly Bible reading jumped from 30% to 49% in a single year, a 20% YoY surge. The spiritual hunger is real and growing.

- 🌎 *$100B Market:* The global spiritual wellness app category is compounding at 14.6% per year. We're going after the Gen Z wedge, a $210M SAM.

- ☕ *AI + Faith Convergence:* 33% of Christians already trust AI as much as their pastor. Lighthouse sits at the exact intersection of this shift.

- 💡 *Unique Position:* Lighthouse isn't another Bible app. It's the daily habit of learning how Scripture answers life's biggest questions, built with the aesthetic and UX language Gen Z actually uses.

🎁 *$5K+ Investor Perks:* Founding Member Access

- 🏦 Lifetime subscriber discount (50% off)

- 👯 VIP Lighthouse Events

- 🎥 Behind-the-scenes access to early beta products

- 📲 Exclusive investor-only content drops

📆 *Time is NOW*

Up until now, Lighthouse has been built by a scrappy team with deep roots:

A youth pastor turned $100M-exited founder, a Meta/PayPal software architect, and growth leaders who scaled Lyft and MasterClass.

We just shipped our beta, secured creator partnerships, and our users can't get enough.

We've bootstrapped this to date. Now we want all of our friends and family to join along before things scale to the next level.

Lighthouse isn't just an app. It's a movement. Own equity in it.

Reach us at team@goodquestscompany.com.